January 5, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Matthew Jones, Attorney Advisor

Re:	Alder BioPharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-201201

Dear Mr. Riedler and Mr. Jones:

In connection with the above-referenced Registration Statement on Form S-1 (File No. 333-201201) (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, as representatives for the several underwriters in the offering of common shares of Alder BioPharmaceuticals, Inc. (the “Company”), pursuant to such Registration Statement (the “Offering”), we hereby join the Company in requesting that the effective date for such Registration Statement be accelerated so that it will be declared effective at 3:00 p.m., Eastern Time, on January 7, 2015, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 of the Act, we wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, as the representative of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

(Signature Page Follows)

Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC LEERINK PARTNERS LLC WELLS FARGO SECURITIES, LLC As representatives of the several underwriters CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Yasir Al-Wakeel

Name:	Yasir Al-Wakeel

Title:	Director

LEERINK PARTNERS LLC

By:	/s/ Bryan Giraudo

Name:	Bryan Giraudo

Title:	Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Elizabeth A. DiChiaro

Name:	Elizabeth A. DiChiaro

Title:	Managing Director

cc:	Randall C. Schatzman
Alder BioPharmaceuticals, Inc.

Sonya F. Erickson
John T. McKenna
Cooley LLP

David J. Segre
Michael Nordtvedt
Wilson Sonsini Goodrich & Rosati, P.C.

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]